Mail Stop 3010

January 5, 2010

Via U.S. Mail and Facsimile 866.618.0806

Mr. Christopher J. Lafond
Chief Financial Officer
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-7700

> **Re: Gartner, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed February 20, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **Filed October 30, 2009**
> **File No. 1-14443**

Dear Mr. Lafond:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief